CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

CAROL PREST

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: April 24, 2020 01:25 PM Pacific Time

Incorporation Number: **BC0206251**

Recognition Date: Incorporated on March 12, 1980

NOTICE OF ARTICLES

Name of Company:

RED WHITE & BLOOM BRANDS INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
789 WEST PENDER STREET
SUITE 810
VANCOUVER BC V6C 1H2
CANADA

Delivery Address:
789 WEST PENDER STREET
SUITE 810
VANCOUVER BC V6C 1H2
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
789 WEST PENDER STREET
SUITE 810
VANCOUVER BC V6C 1H2
CANADA

Delivery Address:
789 WEST PENDER STREET
SUITE 810
VANCOUVER BC V6C 1H2
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Purdy, Brendan

Mailing Address: **Delivery Address:**

Last Name, First Name, Middle Name:
Rogers, Brad

Mailing Address: **Delivery Address:**

Last Name, First Name, Middle Name:
Marchese, Michael

Mailing Address: **Delivery Address:**

Last Name, First Name, Middle Name:
Dawson, William

Mailing Address: **Delivery Address:**

Last Name, First Name, Middle Name:
van der Linde, Theo

Mailing Address: **Delivery Address:**

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

December 22, 2014
May 8, 2018
March 12, 2020

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached
2.	No Maximum	Preferred Shares	Without Par Value With Special Rights or Restrictions attached
3.	No Maximum	Series 1 Convertible Preferred Shares	Without Par Value With Special Rights or Restrictions attached
4.	No Maximum	Series 2 Convertible Preferred Shares	Without Par Value With Special Rights or Restrictions attached